Suite 400 – 570 Granville Street Vancouver, BC V6C 3P1 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760
CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Robert Galletti
Direct Tel.	604.648-1678
EMail Address	rgalletti@wlmlaw.ca
Our File No.	0834-1

March 24, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention: James Giugliano

Dear Sirs:

Re:	Horiyoshi Worldwide Inc. (the “Company”)
Form 8-K Filed March 2, 2011
File No. 000-53976

We are the solicitors for the Company and write in response to your letter of March 18, 2011, regarding the Company’s report on Form 8-K filed March 2, 2011. Our responses are correspondingly numbered with your comments.

General

1.	A current phone number for the Company has been included in the Form 8-K/A filed on March 24, 2011.

Form 8-K Filed March 3, 2011

2.

We confirm that a letter from Child, Van Wagoner & Bradshaw, PLLC was included as exhibit 16.1 of the Form 8-K/A filed on March 24, 2011. The letter confirms that Child, Van Wagoner & Bradshaw, PLLC agrees with the statements contained in the Form 8-K/A.

Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/	Robert Galletti

Robert Galletti

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.